UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                            File No. 70-10129

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27776 Under the
                   Public Utility Holding Company Act of 1935


     On December 18, 2003, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27776 in File No. 70-10129 (the "Order") authorizing, among other things, various external and intra system financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period July 1, 2004 through September 30, 2004.


                                                Respectfully submitted,



                                                By: /s/Alfred C. Bereche
                                                    --------------------
                                                    Alfred C. Bereche
                                                    Assistant General Counsel

Dated: November 30, 2004

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                        QUARTER ENDED SEPTEMBER 30, 2004


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

          (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

          Answer:

          The following table sets forth sales made during the quarter pursuant to KeySpan's stock plans:


                                                Shares Issued           Average Market              Average
                                                  During the           Price at Issuance         Issuance Price
                                                   Quarter
-------------------------------------------------------------------------------------------------------------------
EDSPP Contributions                                         40,755          $37.040                 $33.336
EDSPP Reinvested Dividend                                   13,538          $36.270                 $32.643
                                            ----------------------
Total EDSPP Shares Issued                                   54,293            --                       --

DRP Contributions                                           56,752          $37.591                 $37.591
DRP Reinvested Dividend                                    155,418          $36.639                 $36.639
                                            ----------------------
Total DRP Shares Issued                                    212,170            --                       --

401k*                                                      301,116          $37.321                 $33.215

Stock Options (Exercised)                                  335,100          $38.351                 $30.923

TOTAL                                                      902,679            --                       --
-------------------------------------------------------------------------------------------------------------------

Average Daily Closing KSE Stock Price for the Quarter:         $    37.4766

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.

          (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

          Answer:

          Total Stock Options granted during quarter: None.

          Total exercisable  (vested) Stock Options  outstanding at quarter end:
          6,396,054

          (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

          Answer: None.

          (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

          Answer: The following guarantees or letters of credit have been issued by KeySpan Corporation:




  Beneficiary of                                                 Incremental
   Guarantee or                                                     Change             Total Amount       Terms
  Letter of Credit                 Purpose                          ($000)                ($000)          (Date)        Status
  ----------------                 -------                          ------                ------          ------        ------
--------------------------------------------------------------------------------------------------------------------------------
Iroquois Gas                     Supports                          4,500.00              15,500.00        09/26/04-    Increased
Transmission                     purchases of                                                             09/26/05
                                 natural gas and
                                 other petroleum
                                 products
--------------------------------------------------------------------------------------------------------------------------------
UBS AG                           Supports                          2,000.00               2,000.00        04/21/04-       New
                                 purchases of                                                             02/04/05
                                 natural gas and
                                 other petroleum
                                 products
--------------------------------------------------------------------------------------------------------------------------------
Cologne                          Letter of Credit                  (715.00)                 899.00          Expires    Decrease
                                                                                                           12/31/04
--------------------------------------------------------------------------------------------------------------------------------

          (e) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

          Answer: See Appendix D.

          (f) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter that are not exempt under rule 52.

          Answer: None.

          (g) The amount and terms of any other securities issued under the authority granted in the Order that are not otherwise disclosed herein.

          Answer: None.

          (h) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

                     Answer: None.

          (i) Registration statements filed under the 1933 Act with respect to securities that are the subject of the application underlying the Order will be filed or incorporated by reference as exhibits.

          Answer: See Exhibit 1 hereto.

          (j) The amount and terms of any financings not exempt under Rule 52 consummated by any Nonutility Subsidiary during the quarter.

          Answer: None.

          (k) The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

          Answer: None.

          (l) The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary.

          Answer: None.

          (m) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

          Answer: None.

          (n) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

          Answer:



                                        Issuance               Outstanding at
            Month                        ($000)                  Month End            Average            Average
            -----                        ------                    ($000)              Yield             Maturity
                                                                                                         (in days)

----------------------------------------------------------------------------------------------------------------------
JULY                                        0                        0                   0                  0
----------------------------------------------------------------------------------------------------------------------
AUGUST                                   709,280                  591,280              1.61                 39
----------------------------------------------------------------------------------------------------------------------
SEPTEMBER                                637,075                  575,375              1.85                 60
----------------------------------------------------------------------------------------------------------------------

          (o) The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter.

          Answer: None.

          (p) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

          Answer: See Appendix A hereto.

          (q) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

          Answer: See Appendix B hereto.

          (r) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

          (s) A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant;
     (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

          (t) With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans.

          Answer: See Appendix D hereto.

          (u) With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.

          Answer: None.

          (v) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

          Answer:

          1) A certificate of Formation was filed on July 16, 2004 forming an entity known as Pro-Formance Sheet Metal, LLC ("Pro-Formance"). Pro-Formance was created as a subsidiary of Binsky & Snyder, LLC, a KeySpan subsidiary engaged in mechanical contracting activities. Pro-Formance was formed for the purposes of conducting the sheet metal operations formerly conducted by Fritze KeySpan LLC.

          2) Grupo KeySpan, S. de R.L. de C.V. was dissolved on August 5, 2004.

          3) KeySpan Natural Fuel, LLC was dissolved on September 15, 2004.

          4) THEC Holdings Corp. and KeySpan Energy Development Corporation merged on September 30, 2004 with THEC Holdings Corp. remaining as the surviving entity. THEC Holdings Corp. filed a Certificate of Amendment changing its name to KeySpan Energy Development Corporation.

          (w) With respect to Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

          Answer: See Appendix E hereto (filed confidentially).

                                                                     APPENDIX A

September 04
                                        Consolidated                                              Essex Gas Company

                                                              Percent of                                               Percent of
                                   Thousands of Dollars          Total            Thousands of Dollars                    Total
                               --------------------------------------------    ---------------------------------------------------
Common Stock                                     3,495,111          39.58%                         60,383                  35.64%
Retained Earnings                                  665,823           7.54%                         10,823                   6.39%
Other Comprehensive Income                         (66,537)          (0.75)%                         (163)                  (0.10)%
Treasury Stock                                    (354,165)          (4.01)%                            -                   0.00%
                               --------------------------------------------    ---------------------------------------------------
    Total Common Equity                          3,740,232          42.36%                         71,043                  41.93%
Preferred Stock                                     75,000           0.85%                              -                   0.00%
Commercial Paper                                   575,375           6.52%
Long-term Debt + current                         4,440,004          50.28%                            120                   0.07%
Intercompany Long term Debt                              -           0.00%                         98,270                  58.00%
                               --------------------------------------------    ---------------------------------------------------
Total Capitalization                             8,830,611         100.00%                        169,433                 100.00%
                               ============================================    ===================================================

Debt to Capitalization                              57.64%                                         58.07%
Equity to total Capitalization                      42.36%                                         41.93%



                                          Colonial Gas Company                           Boston Gas Company

                                                            Percent of                                     Percent of
                                  Thousands of Dollars         Total            Thousands of Dollars         Total
                               ------------------------------------------    ------------------------------------------
Common Stock                                      419,429         65.11%                        861,993         50.78%
Retained Earnings                                  20,927          3.25%                          4,278         0.25 %
Other Comprehensive Income                         (2,080)         (0.32)%                            -              -
Treasury Stock                                          -          0.00%                              -          0.00%
                               ------------------------------------------    ------------------------------------------
    Total Common Equity                           438,276         68.03%                        866,271         51.03%
Preferred Stock                                         -          0.00%                              -          0.00%
Commercial Paper
Long-term Debt + current                           95,216         14.78%                        222,563         13.11%
Intercompany Long term Debt                       110,728         17.19%                        608,800         35.86%
                               ------------------------------------------    ------------------------------------------
Total Capitalization                              644,220        100.00%                      1,697,634        100.00%
                               ==========================================    ==========================================

Debt to Capitalization                             31.97%                                        48.97%
Equity to total Capitalization                     68.03%                                        51.03%

Note - The formula for the calculation of the debt to capitalization ratio for PUHCA Filing purposes is as follows:

Debt(includes Long term,current maturities & commercial paper) + Preferred Stock
--------------------------------------------------------------------------------
         Total Capitalization (Common + Preferred + Debt as defined above)


                                              KeySpan Generation LLC                            EnergyNorth Natural Gas, Inc.

                                                                    Percent of                                          Percent of
                                       Thousands of Dollars          Total            Thousands of Dollars                 Total
                                   --------------------------------------------    -----------------------------------------------
Common Stock                                           295,049          45.21%                        223,653              87.50%
Retained Earnings                                       86,404          13.24%                        (63,006)             (24.65)%
Other Comprehensive Income                                   -               -                         (2,253)              (0.88)%
Treasury Stock                                               -           0.00%                              -               0.00%
                                   --------------------------------------------    -----------------------------------------------
    Total Common Equity                                381,453          58.45%                        158,394              61.97%
Preferred Stock                                              -           0.00%                              -               0.00%
Long-term Debt                                          64,038           9.81%                              -               0.00%
Intercompany Long term Debt                            207,168          31.74%                         97,216              38.03%
                                   --------------------------------------------    -----------------------------------------------
Total Capitalization                                   652,659         100.00%                        255,610             100.00%
                                   ============================================    ===============================================

Debt to Capitalization                                  41.55%                                         38.03%
Equity to total Capitalization                          58.45%                                         61.97%



                                    The Brooklyn Union Gas Company                 KeySpan Gas East Corporation

                                                             Percent of                                   Percent of
                                 Thousands of Dollars         Total            Thousands of Dollars         Total
                              ------------------------------------------    ------------------------------------------
Common Stock                                     472,627         26.79%                        582,862         38.18%
Retained Earnings                                470,965         26.69%                        274,309         17.97%
Other Comprehensive Income                       (11,054)         (0.63)%                      (25,757)         (1.69)%
Treasury Stock                                         -          0.00%                              -          0.00%
                              ------------------------------------------    ------------------------------------------
    Total Common Equity                          932,538         52.85%                        831,414         54.46%
Preferred Stock                                        -          0.00%                              -          0.00%
Long-term Debt                                   637,888         36.15%                        525,000         34.39%
Intercompany Long term Debt                      194,020         11.00%                        170,202         11.15%
                              ------------------------------------------    ------------------------------------------
Total Capitalization                           1,764,446        100.00%                      1,526,616        100.00%
                              ==========================================    ==========================================

Debt to Capitalization                            47.15%                                        45.54%
Equity to total Capitalization                    52.85%                                        54.46%

Note - The formula for the calculation of the debt to capitalization ratio for PUHCA Filing purposes is as follows:

Debt(includes Long term,current maturities & commercial paper) + Preferred Stock
--------------------------------------------------------------------------------
         Total Capitalization (Common + Preferred + Debt as defined above)

                                                                    APPENDIX B

Retained Earning Analysis - for the period ended September 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
                                            Consolidated                    The Brooklyn Union              KeySpan Gas East
                                                                            Gas Company                    Corporation
                                              Thousands                        Thousands                    Thousands
                                              of Dollars                       of Dollars                   of Dollars
                                      -------------------------             --------------             ----------------------------
Retained Earnings @12/31/03                            621,430                    388,536                                  225,118
Earnings                                               262,656                     82,429                                   49,191
Common Dividends                                      (213,983)                         -                                        -
Preferred Dividends                                     (4,280)                         -                                        -
Dividends paid to Parent                                     -                          -                                        -
Other                                                        -                          -                                        -
                                      -------------------------             --------------             ----------------------------
Retained Earnings @ 9/30/2004                          665,823                    470,965                                  274,309
                                      =========================             ==============             ============================

                                            KeySpan Energy                            KeySpan
                                              Corporation                          Generation LLC
                                               Thousands                             Thousands
                                              of Dollars                             of Dollars
                                    -------------------------------       --------------------------------
Retained Earnings @12/31/03                                760,770                                 64,993
Earnings                                                   147,406                                 21,411
Common Dividends                                                 -                                      -
Preferred Dividends                                              -                                      -
Dividends paid to Parent                                         -                                      -
Other                                                            -                                      -
                                    -------------------------------       --------------------------------
Retained Earnings @ 9/30/2004                              908,176                                 86,404
                                    ===============================       ================================

                                         Energy North                  Boston Gas Company                 Essex Gas Company
                                         Natural Gas Inc.
                                            Thousands                       Thousands                       Thousands
                                            of Dollars                      of Dollars                      of Dollars
                                    -------------------------            --------------                ----------------------------
Retained Earnings @12/31/03                          (65,460)                  (17,039)                                     10,784
Earnings                                               2,454                    21,317                                          39
Common Dividends                                           -                         -                                           -
Preferred Dividends                                        -                         -                                           -
Dividends paid to Parent                                   -                         -                                           -
Other                                                      -                         -                                           -
                                    -------------------------            --------------                ----------------------------
Retained Earnings @ 9/30/2004                        (63,006)                    4,278                                      10,823
                                    =========================            ==============                ============================

                                            Colonial Gas Company               KeySpan New England
                                                                                              LLC
                                                Thousands                             Thousands
                                               of Dollars                             of Dollars
                                         -------------------------------       --------------------------------
Retained Earnings @12/31/03                                       9,993                                223,734
Earnings                                                         10,934                                 36,224
Common Dividends                                                      -                                      -
Preferred Dividends                                                   -                                      -
Dividends paid to Parent                                              -                                      -
Other                                                                 -                                      -
                                         -------------------------------       --------------------------------
Retained Earnings @ 9/30/2004                                    20,927                                259,958
                                         ===============================       ================================

                                                                   APPENDIX C

Investments in EWGs and FUCOs at 9/30/04
(000)


                                                                         $ Thousands
                                                                  --------------------------
Investment
        KeySpan Ravenswood LLC                                                      930,549
        KeySpan Glenwood Energy Center LLC                                           94,322
        KeySpan Port Jefferson Energy Center LLC                                    104,380
                                                                  --------------------------
        Total Current Investments                                                 1,129,251     A

Authorized Investment                                                             3,000,000     B

Total Capitalization                                                              8,239,094     D
Net Utility Plant                                                                 5,638,499     E
Consolidated Assets                                                              12,541,573     F
Common Equity Market Value                                                        6,291,778     G

Percentages
        Current Investments to Authorization                                         37.64%    A/B
        Current Investments to Total Capitalization                                  13.71%    A/D
        Current Investments to Net Utility Plant                                     20.03%    A/E
        Current Investments to Consolidated Assets                                    9.00%    A/F
        Current Investments to Common Equity Market Value                            17.95%    A/G

        Remaining Authorized Investment - Thousands of Dollars                    1,870,749

                                                                     APPENDIX D

                                            Max Borrowing                                      Max Loan
                                    Qrt ended September 30, 2004     Interest Rate    Qrt ended September 30, 2004     Interest Rate
UTILITY MONEY POOL
------------------
KeySpan Gas East Corporation                  50,127,183.43            1.1310%
The Brooklyn Gas Company                     194,020,439.57            1.6169%
KeySpan Generation LLC                                                                          142,721,649.15           0.8939%
Boston Gas Company                           106,907,537.96            0.8939%
Boston Fuel                                  113,888,595.33            1.6169%
Essex Gas Company                                                                                26,043,343.58           0.8939%
Essex Fuel                                     2,092,812.24            0.8939%
Colonial Gas Company                          29,108,970.28            1.6169%
Colonial Fuel                                 22,589,985.25            1.6169%
EnergyNorth Natural Gas Inc                   44,743,030.55            1.6169%
ENGI Fuel                                     12,904,612.13            1.6169%

NON-UTILITY MONEY POOL
----------------------
KeySpan Services Inc                          30,116,701.23            1.1624%
KeySpan Energy Development Corp                1,759,706.57            1.1624%
KeySpan Ravenswood LLC                                                                          133,647,417.85           1.6169%
KeySpan Energy Trading Services                                                                  34,128,919.08           1.6169%
KeySpan Electric Services                     47,659,050.64            1.1624%
KeySpan Utility Services                       4,936,815.27            0.8939%
KeySpan Corporate Services                                                                      218,417,957.49           1.6169%
KeySpan Engineering & Survey                                                                     30,740,573.03           1.1624%
KeySpan Glenwood Energy Center                                                                   22,414,902.25           1.6169%
KeySpan Port Jefferson Energy Center                                                             24,594,863.50           1.6169%
KeySpan Technologies Inc                                                                          1,698,070.24           1.6169%
THEC Holdings Corp                                                                                  881,433.83           1.6169%
Seneca-Upshur Petroleum                                                                         380,787,718.31           1.6169%

                                                                      APPENDIX E











               (Filed Confidentially in Accordance with Rule 104)

                                    EXHIBIT 1


     The KeySpan Corporation Form S-8 Registration Statement as filed with the Securities and Exchange Commission on October 1, 2004 is incorporated by reference hereto.